Exhibit 4.2

FOAMIX PHARMACEUTICALS LTD.

DESCRIPTION OF ORDINARY SHARES

As of December 31, 2019

As of December 31, 2019, the ordinary shares, par value NIS 0.16 per share, (the “Ordinary Shares”) of Foamix Pharmaceuticals Ltd. (“Foamix”) were listed on the Nasdaq Global Stock Market (“Nasdaq”) under the symbol “FOMX.” As of March 9, 2020, all Ordinary Shares are owned by Menlo Therapeutics Inc. and no longer trade on the Nasdaq.

The following description of the terms of the Ordinary Shares is as of December 31, 2019 and is not complete and is qualified in its entirety by reference to our Amended and Restated Articles of Association which is an exhibit to our Annual Report on Form 10-K for the fiscal year ended December 31, 2019. You should also refer to the Israeli Companies Law for a complete statement of the terms and rights of the Ordinary Shares.

Voting Rights

The Ordinary Shares confer on the holders thereof the right to attend and to vote at general meetings, both annual as well as extraordinary meetings. The holders of the Ordinary Shares are entitled to one vote per share. All resolutions of our shareholders require a simple majority vote, unless otherwise required by the Israeli Companies Law or by our Amended and Restated Articles of Association.

Dividend and Liquidation Rights

Dividends may be declared by Foamix’s board of directors in cash or bonus shares. Dividends must be paid or distributed, as the case may be, equally to the holders of the Ordinary Shares registered in Foamix’s share register, pro rata to the par value of the Ordinary Shares, without reference to any premium which may have been paid thereon. Dividends may be paid only out of Foamix’s profits and other surplus funds, as defined in the Israeli Companies Law, as of the end of the most recent year or as accrued over a period of the most recent two years, whichever amount is greater, provided that there is no reasonable concern that payment of a dividend will prevent Foamix from satisfying its existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of the Ordinary Shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Other Rights

The Ordinary Shares are not redeemable and do not have any preemptive rights.

Anti-Takeover Measures under Israeli Law

The Israeli Companies Law allows us to create and issue shares having rights different from those attached to the Ordinary Shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. Currently there are no preferred shares authorized under our Amended and Restated Articles of Association. The authorization and designation of a class of preferred shares will require an amendment to our Amended and Restated Articles of Association, which requires the prior approval of a majority of the votes cast by shareholders who are present and voting at a general meeting, disregarding abstentions.